                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated
March 31, 2009, relating to Registrant's financial results for the fourth quarter and full year of 2008.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: April 2, 2009

            TEFRON REPORTS FOURTH QUARTER AND FULL YEAR 2008 RESULTS

MISGAV, ISRAEL, MARCH 31, 2009 - TEFRON LTD. (OTC: TFRFF.OB; TASE:TFRN), a
leading producer of seamless intimate apparel and engineered-for-performance
(EFPTM) active wear, today announced financial results for the fourth quarter and full year of 2008.

Tefron has prepared its full 2008 results in accordance with IFRS accounting rules as opposed to US GAAP, under which results had previously been prepared.
This is due to the regulations of the Israeli Securities Authority, which requires Tefron to now report its results according to IFRS.

FOURTH QUARTER 2008 RESULTS

Fourth quarter revenues were $36.0 million, representing a 7.5% decrease from the fourth quarter of 2007 revenues of $38.9 million. The decrease in revenues in the quarter compared with last year was due to a decline in sales in our active-wear products.

The company reported a gross loss in the quarter of $2.1 million compared to a gross profit of $2.1 million in the fourth quarter of 2007. Operating loss for the quarter was $10.6 million, as compared with an operating loss of $2.7 million in the fourth quarter of 2007. Net loss for the quarter was $8.8 million, or $4.2 per share, as compared with a net loss of $2.3 million, or $1.1 per share, in the fourth quarter of 2007. Losses per share were calculated on the basis of the number of outstanding shares after the 1:10 reverse split which became effective on January 22, 2009

The main reasons for the losses are (i) the lower revenue levels compared with that of last year, (ii) manufacturing inefficiencies in the Hi-Tex division,
(iii) the Company's write-off of $1.5 million in inventory due to the difficulty of selling older collections in the current weak economic environment and (iv)
fix assets impairment of $2.1 million, according to an asset valuation assessment which was prepared as part of the Company's adoption of IFRS accounting rules.

RESULTS FOR FULL YEAR 2008

Full year 2008 revenues were $173.8 million, representing a 9.6% increase from
2007 revenues of $158.6 million. The increase in revenues was across the board for all products - active-wear products, swimwear and intimate apparel.

Full year 2008 gross margin decreased to 3.6%, compared with 12.3% as reported in 2007. Operating loss was $19.2 million compared with an operating income of
$1.8 million as reported in 2007. Net loss was $17.6 million, or $8.3 per share, compared with a net income of $582 thousand or $0.2 per share, as reported in
2007. The decline in profitability was due to (i) manufacturing inefficiencies in the Hi-Tex division, (ii) the significant devaluation of the US Dollar versus the New Israeli Shekel compared with the last year, (iii) the Company's write-off of $4.5 million in inventory due to the difficulty of selling older collections in the current weak economic environment and (iv) fix assets impairment of $2.1 million, according to an asset valuation assessment which was prepared as part of the Company's adoption of IFRS accounting rules.

In March 2009, Tefron's Board of Directors approved a streamlining process across all areas of its activity. Elements of the plan include the optimization and improvement of efficient production and knitting processes. Tefron is in a process of reducing its manufacturing costs through the consolidation of its production sites as well as an across-the-board headcount reduction of approximately 15%. These steps were taken, amongst others, in order to limit the effects of the global economic slowdown, as well allowing the matching of the
Company's resources to the anticipated level of activities in the coming year.

MANAGEMENT COMMENTS

Mr. Adi Livneh, Chief Executive Officer of Tefron, commented, "The fourth quarter capped off a very tough year for Tefron. In my first full quarter with the company, together with the management team, we have taken a number of important steps. These include significant and important structural changes within the company, as well as steps to preserve and manage our cash and working capital. In light of this, we have also recently cut expenses across the board, including a large headcount reduction. Additionally, we have begun selling surplus inventory locally within Israel, and we intend to open a few outlet stores as well, which we anticipate will provide us with positive cash flow as well as enable us to monetize written-down inventory. We have also placed significant focus on enhancing our operating processes, with a goal to improve the quality of our manufacturing, more efficiently exploit our inventory, while lowering wastage and costs. We believe we will already see the fruits of our efforts in the first quarter of 2009, with improved profitability."

"A positive development in the quarter was first-time initial orders from a number of new customers including Umbro, a top UK sports clothing brand,"
continued Mr. Livneh. "We are taking advantage of the current economic decline to increase and diversify our customer-base, focusing on regions which, for us, are under-penetrated. Thus, we have increased our focusing in marketing our products to European retailers, and we are indeed seeing good traction."

"While the global economy is facing a particularly challenging year ahead, we have placed significant effort in matching our current expense footprint with our expected level of revenues, and closely watching and reacting to developments as they occur. I believe Tefron's competitive position as a leading developer, designer and manufacturer of unmatched high-end performance apparel, will enable us to emerge the downturn as a leaner and more efficient leader in our markets," concluded Mr. Livneh.

EARNINGS CONFERENCE CALLS

Until further notice, we have decided to end our practice of hosting quarterly earnings conference calls. Eran Rotem, the Company's CFO will be available to answer any inquiry you may have. For contact information, please see below.

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J. C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE,
ABERCOMBIE&FITCH , AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS
AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS,
TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR,
BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS IN
          THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
          OPERATIONS;

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                 IR CONTACT:
ERAN ROTEM                       EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER          G.K. INVESTOR RELATIONS
+972 4 990 0803                  1 646 201 9246
reran@tefron.com                 info@gkir.com

TABLE 1: SALES BT SEGMENTS
--------------------------------------------------------------------------------

                          YEAR ENDED                      YEAR ENDED                    THREE MONTHS ENDED               THREE MONTHS ENDED
                      DECEMBER 31, 2008                DECEMBER 31, 2007                 DECEMBER 31, 2008               DECEMBER 31, 2007
                   ----------------------           ----------------------            ----------------------          ----------------------
SEGMENTS        USD THOUSANDS    % OF TOTAL      USD THOUSANDS    % OF TOTAL      USD THOUSANDS   % OF TOTAL       USD THOUSANDS    % OF TOTAL
--------           -------          -----           -------          -----            ------          -----           ------           -----

Cut & sew           87,564           50.4%           77,020           48.6%           16,614           46.2%          23,047            59.3%
Seamless            86,265           49.6%           81,594           51.4%           19,350           53.8%          15,846            40.7%
Total              173,829          100.0%          158,614          100.0%           35,964          100.0%          38,893           100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                         YEAR ENDED                       YEAR ENDED                    THREE MONTHS ENDED               THREE MONTHS ENDED
                      DECEMBER 31, 2008                DECEMBER 31, 2007                 DECEMBER 31, 2008               DECEMBER 31, 2007
                   ----------------------           ----------------------            ----------------------          ----------------------
PRODUCT LINE    USD THOUSANDS   % OF TOTAL       USD THOUSANDS   % OF TOTAL       USD THOUSANDS   % OF TOTAL       USD THOUSANDS    % OF TOTAL
------------       -------          -----           -------          -----            ------          -----           ------           -----

Intimate Apparel    93,683           53.9%           89,877           56.7%           21,402           59.5%          21,010            54.0%
Active wear         47,189           27.1%           42,047           26.5%            7,639           21.2%          11,284            29.0%
Swimwear            32,957           19.0%           26,690           16.8%            6,923           19.2%           6,599            17.0%
Total              173,829          100.0%          158,614          100.0%           35,964          100.0%          38,893           100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               DECEMBER 31,
                                                           ---------------------
                                                             2008         2007
                                                           --------     --------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                $  1,566     $  2,384
  Short-term investments                                        847       12,731
  Trade receivables, net                                     23,446       29,033
  Other accounts receivable and prepaid expenses              4,558        4,940
  Inventories                                                32,125       33,793
                                                           --------     --------

TOTAL current assets                                         62,542       82,881
                                                           --------     --------

NON- CURRENT ASSETS:

Marketable securities                                             -        1,284
Subordinated note                                             2,700        3,000
Property, plant and equipment, net                           64,469       72,978
Intangible assets, net                                        2,021          597
                                                           --------     --------

                                                             69,190       77,859
                                                           --------     --------

TOTAL assets                                               $131,732     $160,740
                                                           ========     ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                DECEMBER 31,
                                                           ---------------------
                                                             2008         2007
                                                           --------     --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                   $ 24,809     $  5,948
  Trade payables                                             25,167       29,720
  Other accounts payable and accrued expenses                 7,636        8,635
                                                           --------     --------

TOTAL current liabilities                                    57,612       44,303
                                                           --------     --------

LONG-TERM LIABILITIES:
  Long term loans from banks (net of current maturities)          -       13,374
  Other accounts payable                                      1,309            -
  Accrued severance pay, net                                  2,169        1,485
  Deferred taxes, net                                         6,897       12,198
                                                           --------     --------

TOTAL long-term liabilities                                  10,375       27,057
                                                           --------     --------

EQUITY:
   Ordinary shares                                            7,518        7,518
  Additional paid-in capital                                107,104      106,864
  Accumulated deficit                                       (43,716)     (17,594)
  Less - 997,400 Ordinary shares in treasury, at cost        (7,408)      (7,408)
                                                           --------     --------

                                                             63,498       89,380
Employee stock options in subsidiary                            247            -
                                                           --------     --------
TOTAL shareholders' equity                                   63,745       89,380
                                                           --------     --------

TOTAL liabilities and total shareholders' equity           $131,732     $160,740
                                                           ========     ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                            YEAR ENDED                    THREE MONTHS ENDED
                                                                            DECEMBER 31,                     DECEMBER 31,
                                                                    ---------------------------       ---------------------------
                                                                       2008             2007             2008             2007
                                                                    ----------       ----------       ----------       ----------

Sales                                                               $  173,829       $  158,614       $   35,964       $   38,893
Cost of sales                                                          167,557          139,145           38,077           36,781
                                                                    ----------       ----------       ----------       ----------

Gross profit (loss)                                                      6,272           19,469           (2,113)           2,112
Selling, general and administrative expenses                            23,365           17,633            6,316            4,784
Other expenses                                                           2,135                -            2,135                -
                                                                    ----------       ----------       ----------       ----------

Operating income (loss)                                                (19,228)           1,836          (10,564)          (2,672)
Financial expenses, net                                                  3,028            1,289               73              329
                                                                    ----------       ----------       ----------       ----------

Income (loss) before taxes on income                                   (22,256)             547          (10,637)          (3,001)
Taxes benefit                                                           (4,677)             (35)          (1,818)            (680)
                                                                    ----------       ----------       ----------       ----------

Net income (loss)                                                   $  (17,579)      $      582       $   (8,819)      $   (2,321)
                                                                    ==========       ==========       ==========       ==========

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                             $     (8.3)      $      0.2       $     (4.2)      $     (1.1)
                                                                    ==========       ==========       ==========       ==========
  Diluted net earnings (losses) per share                           $     (8.3)      $      0.2       $     (4.2)      $     (1.1)
                                                                    ==========       ==========       ==========       ==========

Weighted average number of shares used for computing basic
  earnings (losses) per share                                        2,120,299        2,118,816        2,120,299        2,120,299
                                                                    ==========       ==========       ==========       ==========

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                        2,120,299        2,163,012        2,120,299        2,120,299
                                                                    ==========       ==========       ==========       ==========

                                       10

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           YEAR ENDED                      THREE MONTHS ENDED
                                                                          DECEMBER 31,                        DECEMBER 31,
                                                                    ---------------------------       ---------------------------
                                                                       2008             2007             2008             2007
                                                                    ----------       ----------       ----------       ----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                 $  (17,579)      $      582       $   (8,819)      $   (2,321)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation of property, plant and equipment and
      intangible assets                                                  8,925            8,568            2,450            2,127
    Compensation related to options granted to employees                   487              489               96               (9)
    Fixed assets impairment                                              2,135                -            2,135                -
    Inventory write-off                                                  4,523            1,260            1,519              655
    Increase (decrease) in severance pay, net                              420               72                3              (72)
    Accrual of interest on short and long-term deposits                    (75)            (613)               -             (117)
    Gain related to sale of marketable securities                          (22)            (134)               -             (124)
    Interest and amortization of premium and accretion of
      discount of marketable securities                                   (263)            (189)               -              136
    Impairment of marketable securities                                    553                -              240                -
    Increase (decrease) in deferred taxes, net                          (5,558)              64           (2,231)              43
    Loss (gain) on disposal of property, plant and equipment               188             (651)             209              (10)
    Decrease in trade receivables, net                                   5,587            1,622            2,585               52
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                     661             (920)             161              (94)
    Increase in inventories                                             (3,051)          (4,925)          (2,835)          (6,887)
    Increase (decrease) in trade payables                               (4,553)          (1,423)          (1,198)           4,941
    Decrease in other accounts payable and accrued expenses                (96)            (768)            (638)            (316)
                                                                    ----------       ----------       ----------       ----------

Net cash provided by (used in) operating activities                     (7,718)           3,034           (6,323)          (1,996)
                                                                    ----------       ----------       ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property, plant and equipment                             (3,151)          (6,089)            (311)          (1,765)
  Purchase of intangible assets                                           (223)            (288)               -                -
  Purchase of business activity                                           (300)               -                -
  Proceeds from sale of property, plant and equipment                       35              943                -               16
  Investment in marketable securities                                        -          (18,973)               -           (2,013)
  Investment in short-term and long-term deposits                      (13,060)          (8,321)               -           (5,821)
  Proceeds from sale of marketable securities                            5,914           17,240                -            2,259
  Proceeds from repayment of deposits                                   20,198           12,989              500           10,489
                                                                    ----------       ----------       ----------       ----------

Net cash provided by (used in) investing activities                      9,413           (2,499)             189            3,165
                                                                    ----------       ----------       ----------       ----------

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED                  THREE MONTHS ENDED
                                                                            DECEMBER 31,                     DECEMBER 31,
                                                                    --------------------------------  ---------------------------
                                                                       2008             2007            2008              2007
                                                                    ----------       ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Short-term bank credit, net                                            9,323                -            5,123                -
  Repayment of long-term bank loans                                     (9,836)          (5,948)          (1,037)          (1,487)
  Proceeds from long-term bank loans                                     6,000                -                -                -
  Proceeds from exercise of options                                          -            4,382                -                7
  Dividend paid to shareholders                                         (8,000)            (551)               -                -
                                                                    ----------       ----------       ----------       ----------

Net cash provided by (used in) financing activities                     (2,513)          (2,117)           4,086           (1,480)
                                                                    ----------       ----------       ----------       ----------

Total decrease in cash and cash equivalents                               (818)          (1,582)          (2,048)            (311)
Cash and cash equivalents at beginning of period                         2,384            3,966            3,614            2,695
                                                                    ----------       ----------       ----------       ----------

Cash and cash equivalents at end of period                          $    1,566       $    2,384       $    1,566       $    2,384
                                                                    ==========       ==========       ==========       ==========

                                       12